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Exhibit 99.1

Risk factors

        Our business, financial condition or operating results may suffer if any of the following risks is realized. Additional risks and uncertainties not currently known to us may also adversely affect our business, financial condition or operating results.

RISKS RELATED TO OUR BUSINESS

        Our revenues are highly dependent on a small number of clients, including a single client from whom we receive more than 50% of our revenues and which is also our largest stockholder, and the loss of any one of our major clients could significantly impact our business.

        We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. Household International, which is our largest client and our largest stockholder, accounted for 47.4%, 53.2% and 55.6% of our total revenues in the years ended December 31, 2002, 2003 and 2004, which, in 2003 and 2004, included revenues from its affiliates within the HSBC Group. Morgan Stanley, which is our second largest client and a stockholder, accounted for 13.5%, 13.0% and 10.3% of our total revenues in the years ended December 31, 2002, 2003 and 2004. Our five largest clients together accounted for 74.7%, 80.7% and 80.4% of our total revenues in the years ended December 31, 2002, 2003 and 2004. If we were to lose Household International, Morgan Stanley or one of our other major clients or have a major client cancel substantial projects or otherwise significantly reduce its volume of business with us, our revenues and profitability would be materially reduced.

        A significant or prolonged economic downturn in, increased regulation of and restrictions imposed on the financial services industry may result in our clients reducing or postponing spending on the services we offer.

        A significant portion of our revenues is derived from U.S. clients in the financial services industry, which is cyclical and recently experienced a significant downturn. In the years ended December 31, 2002, 2003 and 2004, approximately 79.1%, 82.4% and 85.6% of our revenues were derived from the United States. If economic conditions weaken, particularly in the U.S. financial services industry, our clients may reduce or postpone their IT spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. In addition to this economic downturn, there has been recent increased regulation of, and restrictions imposed on, financial services companies, which may negatively affect our clients and cause them to reduce their spending on the IT services we offer.

        Our failure to anticipate rapid changes in technology may negatively impact demand for our services in the marketplace.

        Our success will depend, in part, on our ability to develop and implement business and technology solutions that anticipate rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, which may negatively impact demand for our solutions in the marketplace. Also, products and technologies developed by our competitors may make our solutions noncompetitive or obsolete. Any one or a combination of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

        The IT services market is highly competitive, and our competitors have advantages that may allow them to better use economic incentives to secure contracts with our existing and prospective clients and attract skilled IT professionals.

        The IT services market in which we operate includes a large number of participants and is highly competitive. Our primary competitors include:

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  large consulting and other professional service firms, including Accenture, BearingPoint, Cap Gemini and Deloitte & Touche;

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  offshore IT service providers, including Cognizant Technology Solutions, Infosys Technologies and Wipro; and

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  in-house IT departments.

        The market in which we compete is experiencing rapid changes in its competitive landscape. Some of our competitors are large consulting firms or offshore IT service providers which have significant resources and financial capabilities combined with much larger numbers of IT professionals. Some of these competitors have gained access to public and private capital or have merged or consolidated with better capitalized partners, which has created and may in the future create larger and better capitalized competitors with superior abilities to compete for market share generally and for our existing and prospective clients. Our competitors may be better positioned to use significant economic incentives to secure contracts with our existing and prospective clients. These competitors may also be better able to compete for skilled professionals by offering them more attractive compensation or other incentives. In addition, one or more of our competitors may develop and implement methodologies that yield price reductions, superior productivity or enhanced quality that we are not able to match. Any of these circumstances would have an adverse effect on our revenues and profit margin.

        We also expect additional competition from offshore IT service providers with current operations in other countries, such as China and the Philippines, where we do not have operations other than our regional service center in Hong Kong. These competitors may be able to offer services using business models that are more effective than ours.

        Our executive officers and directors and their respective affiliates, including Household International, which own a large percentage of our common stock, have substantial voting control over Kanbay and their interests may differ from other stockholders.

        Our executive officers and directors and their affiliates, including Household International, beneficially own, in the aggregate, a large percentage of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, any amendments to our certificate of incorporation and approval of significant corporate transactions. These stockholders may exercise this control even if they are opposed by our other stockholders. Without the consent of these stockholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us or our other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with controlling stockholders.

        Negative public perception in the United States regarding offshore IT service providers and recently proposed federal legislation may adversely affect demand for our services.

        Recently, many organizations and public figures have publicly expressed concerns about a perceived association between offshore IT service providers and the loss of jobs in the United States. Our clients may stop using our services to avoid any negative perception that may be associated with utilizing an offshore IT service provider. In addition, federal legislation has been proposed that, if enacted, may restrict U.S. companies from outsourcing their IT work to companies outside the United States. Certain U.S. states have enacted legislation that restricts governmental agencies from outsourcing their IT work to companies outside the United States. Although we currently do not have significant contracts with governmental entities in the United States, it is possible that U.S. private sector companies may in the future be restricted from outsourcing their IT work related to government contracts to offshore service providers. Any expansion of existing laws or the enactment of new legislation restricting offshore IT outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

        If we do not effectively manage our anticipated rapid growth, we may not be able to develop or implement new systems, procedures and controls that are required to support our operations, market our services and manage our relationships with our clients.

        In recent years, the number of our employees has grown rapidly. We expect that we will continue to grow and our anticipated growth could place a significant strain on our ability to:

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  recruit, train, motivate and retain highly skilled IT, marketing and management personnel;

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  adhere to our high quality process execution standards;

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  preserve our culture, values and entrepreneurial environment;

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  develop and improve our internal administrative infrastructure and our financial, operational, communications and other internal systems; and

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  maintain high levels of client satisfaction.

        To manage this anticipated growth, we must implement and maintain proper operational and financial controls and systems in order to expand our services and employee base. Further, we will need to manage our relationships with various clients, vendors and other third parties. We cannot give any assurance that we will be able to develop and implement, on a timely basis, the systems, procedures and controls required to support our operations. Our future operating results will also depend on our ability to develop and maintain a successful marketing and sales organization despite our rapid growth. If we are unable to manage our growth, our business, operating results and financial condition would be adversely affected.

        Our services may infringe on the intellectual property rights of others, which may subject us to legal liability, harm our reputation, prevent us from offering some services to our clients or distract management.

        We cannot be sure that our services or the products of others that we offer to our clients do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or our clients. These claims may harm our reputation, distract management, cost us money and/or prevent us from offering some services to our clients. Historically, we have generally agreed to indemnify our clients for all expenses and liabilities resulting from claimed infringements of the intellectual property rights of third parties based on the services that we have performed. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. In addition, as a result of intellectual property litigation, we may be required to stop selling, incorporating or using products that use the infringed intellectual property. We may be required to obtain a license or pay a royalty to make, sell or use the relevant technology from the owner of the infringed intellectual property, such licenses or royalties may not be available on commercially reasonable terms, or at all. We may also be required to redesign our products or change our methodologies so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly and/or injure our reputation.

        As the number of patents, copyrights and other intellectual property rights in our industry increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if the claims have no merit, could be expensive and divert management's attention and resources from operating our company.

        We have a limited ability to protect our intellectual property rights, and unauthorized use of our intellectual property could result in the loss of clients.

        Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, existing laws of some countries in which we provide services, such as India, provide protection of intellectual property rights which may be more limited than those provided in the United States. The steps we take to protect our intellectual property may not be adequate to prevent or deter infringement or other unauthorized use of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may be able to imitate or duplicate our services or methodologies. The unauthorized use or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

        Our engagements with clients may not be profitable.

        Unexpected costs or delays could make our contracts unprofitable.    When making proposals for engagements, we estimate the costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and costs. The profitability of our engagements, and in particular our fixed-price contracts, is affected by increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, which could make these contracts less profitable or unprofitable. The occurrence of any of these costs or delays could result in an unprofitable engagement or litigation.

        Our clients may terminate our contracts on short notice.    Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Many of our consulting engagements are less than 12 months in duration, and our clients may terminate most of our engagements on short notice. Large client projects typically involve multiple engagements or stages, and there is always a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. When contracts are terminated, we lose the associated revenues, and we may not be able to eliminate associated costs in a timely manner or transition employees to new engagements in an efficient manner.

        Our profitability is dependent on our billing and utilization rates, and our ability to control these factors is only partially within our control.

        Our profit margin is largely a function of the rates we are able to charge for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the rates we charge for our services or maintain an appropriate utilization rate for our professionals, we will not be able to sustain our profit margin, and our profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

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  our clients' perception of our ability to add value through our services;

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  our ability to control our costs and improve our efficiency;

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  introduction of new services or products by us or our competitors;

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  pricing policies of our competitors; and

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  general economic conditions.

        Our utilization rates are affected by a number of factors, including:

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  seasonal trends, primarily our hiring cycle and holiday and summer vacations;

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  our ability to transition employees from completed and/or terminated projects to new engagements;

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  the amount of time spent by our employees on non-billable training activities;

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  our ability to forecast demand for our services and thereby maintain an appropriate headcount; and

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  our ability to manage employee attrition.

        If we are unsuccessful in developing our new outsourcing business, we may not recoup our start-up costs and other expenses incurred in connection with this business.

        In February 2003, we formed Kanbay Managed Solutions, Inc. to pursue application management outsourcing opportunities. We must fund certain start-up costs and other expenses in connection with this business. We anticipate that outsourcing engagements may have a different engagement length and may require different skills than the services we have traditionally offered. The success of these service offerings is dependent, in part, upon continued demand for these services by our existing and new clients and our ability to meet this demand in a cost-competitive and timely manner. In addition, our ability to effectively offer a wide breadth of outsourcing services depends on our ability to attract existing or new clients to these service offerings. To obtain engagements to provide outsourcing services, we are also more likely to compete with large, well established firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing or new clients to these service offerings.

        Failure to maintain full utilization of employees at our U.S.-based development center could adversely affect our financial results.

        From time to time, we undertake new initiatives to enhance our ability to deliver services to our clients around the world. In early 2004, we established a regional off-site development center in the United States, using approximately 80 former employees of one of our clients as the initial staff. In connection with this initiative, we entered into a service agreement with the client. The agreement expired in February 2005. If we are unable to promptly redeploy the staff of the development center on new or existing projects after the agreement expires, our financial results could suffer from either the employee termination costs resulting from a reduction in our workforce or the costs of carrying the staff at the development center until full utilization is achieved again, or both.

        It would be difficult to replace our chairman and chief executive officer.

        We are highly dependent upon our chairman and chief executive officer, Raymond J. Spencer, who is one of our founders and our first employee. Mr. Spencer's efforts, talent and leadership have been, and will continue to be, critical to our success. The diminution or loss of the services of Mr. Spencer could have a material adverse effect on our business, operating results and financial condition.

        Our management has limited experience managing a public company and regulatory compliance may divert its attention from the day-to-day management of our business.

        Prior to our initial public offering in July 2004, our management team operated our business as a private company. The individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition into a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and divert its attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

        We are investing substantial cash assets in new facilities, and our profitability could be reduced if our business does not grow proportionately.

        We currently plan to spend approximately $45 million for the construction of a new delivery center in Hyderabad, India and the expansion of our delivery center in Pune, India. We may face cost overruns or project delays in connection with these facilities or other facilities we may construct in the future. Such expansion may significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

        Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

        We expect that our cash flow from operations, together with our net proceeds from the initial public offering of shares of our common stock and the amounts we are able to borrow under our credit facility, will be adequate to meet our anticipated needs for at least the next two years. However, we may in the future be required to raise additional funds through public or private financing, strategic relationships or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could seriously harm our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. Moreover, strategic relationships, if necessary to raise additional funds, may require us to relinquish some important rights or modify our allocation of resources.

        We do not control the business, operations or dividend policy of SSS, which contributes a significant portion of our net income.

        We own a 49.0% interest in SSS Holdings Corporation Limited (SSS), which is a Liverpool, England based IT services firm that focuses primarily on the securities industry with revenues earned predominantly in the United Kingdom. We do not have control of the board of directors of SSS or voting control of SSS. Consequently, we do not control the business, operations or dividend policy of SSS. For the years ended December 31, 2002, 2003 and 2004 our share of the earnings of SSS provided us with $2.2 million, $2.0 million and $2.5 million of equity in earnings of affiliate.

RISKS RELATED TO OUR INDIAN AND INTERNATIONAL OPERATIONS

        Wage pressures in India may reduce our profit margins.

        Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals. However, wages in India are increasing at a faster rate than in the United States, which will result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may reduce our profit margins and otherwise harm our business, operating results and financial condition.

        Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India, which could adversely impact our business.

        The role of the Indian central and state governments in the Indian economy is significant. Although the current Government of India supported the economic liberalization of the Indian economy, this economic liberalization may not continue in the future and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting our business could change as well. Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and could adversely affect business and economic conditions in India in general and our business in particular.

        Terrorist attacks or a war or regional conflicts could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

        Terrorist attacks, such as the attacks of September 11, 2001 in the United States, and other acts of violence or war, such as a conflict between India and Pakistan, have the potential to directly impact our clients and the Indian economy by making travel more difficult, interrupting lines of communication and effectively curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and negatively affect our operating results. In addition, military activity, terrorist attacks and political tensions between India and Pakistan could create a greater perception that the acquisition of services from companies with significant Indian operations involves a higher degree of risk, which could adversely affect our business.

        Disruptions in telecommunications could harm our global delivery model, which could result in client dissatisfaction and a reduction of our revenues.

        A significant element of our business strategy is to continue to leverage and expand our delivery centers in Hyderabad and Pune, India. In particular, our delivery centers in Pune [and Hyderabad], India accounted for approximately 49.2% and 51.7% of our revenues for the years ended December 31, 2003 and 2004. We depend upon third party service providers and various satellite and optical links to link our global delivery centers to our clients. We may not be able to maintain active voice and data communications between our global delivery centers and our clients' sites at all times. Any significant loss in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, our operating results and financial condition.

        Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or adjusts the amount of our income taxable in India or if we repatriate our earnings from India.

        Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. When our tax holidays and taxable income deduction expire or terminate beginning in 2005, our tax expense will materially increase, reducing our profitability. Recently, the Government of India has disallowed these tax exemptions for certain software companies and required the companies to pay additional taxes. As a result, we cannot be certain that the Government of India will not attempt to disallow our tax holidays or taxable income deduction or require us to pay additional taxes. If we were required to pay additional taxes, our net income and profitability would decrease.

        The Government of India recently enacted new transfer pricing rules and began audits of companies, including us, that may be subject to these new rules. We believe that our transfer pricing policies reflect best practices in our industry, but we cannot be certain that the audits will not result in adjustments to our Indian taxable income given the lack of precedent in applying the new requirements. To the extent our income is taxable in India; any such adjustments would be expected to increase our Indian tax liability and to thereby decrease our net income.

        Although we intend to use substantially all of our Indian earnings to expand our international operations instead of repatriating these funds to the United States, under Indian law if we repatriated our Indian earnings in the future or such earnings were no longer deemed to be indefinitely reinvested, we would accrue the applicable amount of taxes associated with such earnings. We cannot currently determine the applicable amount of taxes, however, such amount could be material.

        Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could adversely affect our ability to meet growth and revenue projections.

        The majority of our IT professionals are Indian nationals. The ability of our IT professionals to work in the United States, Europe and in other countries depends on our ability to obtain the necessary work visas and work permits. Existing and proposed limitations on and eligibility restrictions for these visas could have a significant impact on our ability to transfer IT professionals to the United States, Europe and other countries. Further, in response to recent global political events, the level of scrutiny in granting visas has increased. New security procedures may delay the issuance of visas and affect our ability to staff projects in a timely way.

        Our reliance on work visas for a significant number of our IT professionals makes us particularly vulnerable to legislative changes and strict enforcement of new security procedures, as it affects our ability to staff projects with IT professionals who are not citizens of the country where the on-site work is to be performed. If we are not able to obtain a sufficient number of visas for our IT professionals or encounter delays or additional costs in obtaining or maintaining such visas, our ability to meet our growth and revenue projections could be adversely affected.

        Currency exchange rate fluctuations will affect our operating results.

        As indicated in the translation table below, the exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Accordingly, an appreciation of the Indian rupee against the U.S. dollar may have a material adverse effect on our cost of revenues, gross profit margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. Specifically, based on our current cost structure, a 1% appreciation of the Indian rupee against the U.S. dollar would cause our gross profit margin to decrease by 27 basis points and our operating profit margin to decline by 84 basis points. In December 2004, we adopted a foreign currency exchange management policy that authorizes us to hedge our exposure to the Indian rupee. Although we do not currently hedge our exposure to any foreign currency, we cannot assure you that our foreign currency management policy, if implemented, will be effective.

Translation Table—U.S. Dollar to Indian Rupee (Interbank Rate)

	2001	2002		2003		2004
Exchange rate at January 1	46.690	48.344		48.120		45.690
Exchange rate at December 31	48.343	48.044		45.600		43.730
Change	1.653	(0.300)		(2.520)		(1.960)
% Change	3.5%	(0.6	) %	(5.2	) %	(4.3)%

        Our international operations subject us to risks inherent in doing business in international markets.

        Currently, we have facilities in eight countries around the world, and we earned 17.6% and 14.6% of our revenues for the years ended December 31, 2003 and 2004 from clients outside the United States. Accordingly, we must comply with a wide variety of national and local laws, and we are subject to restrictions on the import and export of certain technologies and multiple and overlapping tax structures. In addition, we face competition in other countries from companies that may have more experience with operations in those countries or with international operations generally. Consequently, we may not be able to compete effectively in other countries.

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  Exhibit 99.1